IQ BIOMETRIX'S BUSINESS CODE OF ETHICS AND CORPORATE
                                   GOVERNANCE

      IQ Biometrix, Inc. (the "Company") is committed to conducting its business in accordance with applicable laws, rules and regulations and the highest standards of business ethics, and to full, fair and accurate financial disclosure in accordance with applicable law. As part of that commitment, the Company has adopted the following Business Code of Ethics and Corporate Governance (the "Code"). This Code outlines certain rules and guidelines that the Company believes are encompassed in our commitment.

   SPECIAL OBLIGATIONS FOR EMPLOYEES WITH FINANCIAL REPORTING RESPONSIBILITIES

      As a public company, it is of critical importance that the Company's filings with the Securities and Exchange Commission be accurate and timely. Depending on their position with the Company, employees may be called upon to provide information to assure that the Company's public reports are complete, fair and understandable. The Company expects all of its personnel to take this responsibility very seriously and to provide prompt and accurate answers to inquiries related to the Company's public disclosure requirements.

      The Finance Department bears a special responsibility to stakeholders both inside and outside of the Company. The Chief Executive Officer and Finance Department personnel must adhere to the Code as well as the Financial Code of Ethics referred to below in order to ensure the fair and timely reporting of the Company's financial results and condition. Because of this special role, the Chief Executive Officer and all members of the Company's Finance Department are bound by the following Financial Code of Ethics, and by accepting the Code, as demonstrated by their continued employment, each agrees that he or she will:

o     Act honestly and  ethically,  including the ethical  handling of actual or
      apparent   conflicts  of  interest   between   personal  and  professional
      relationships;

o Provide information that is accurate, complete, objective, relevant, timely and understandable to ensure full, fair, accurate, timely, and understandable disclosure in reports and documents that The Company files with, or submits to, government agencies and in other public communications;

o Comply with rules and regulations of federal, state, provincial and local governments, and other appropriate private and public regulatory agencies;

o Act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing one's independent judgment to be subordinated;

o Respect the confidentiality of information acquired in the course of one's work except when authorized or otherwise legally obligated to disclose. Confidential information acquired in the course of one's work will not be used for personal advantage;

o     Share knowledge and maintain relevant skills; and

o Achieve responsible use of and control over all assets and resources employed or entrusted to their care.

                   RESOLVING PROBLEMS AND REPORTING VIOLATIONS

EXPRESSING CONCERNS OR SUGGESTIONS

      The Company considers open and honest communications to be a vital part of the work environment. You are encouraged to share your ideas, suggestions, questions, or any concerns. Generally it is appropriate to take your suggestions or concerns to your manager first. In some cases it may be more appropriate to take your concern to the next level of management, Human Resources or to the Legal Department. In any event, you are free to communicate with any member of management whom you feel can best address your issue. Your thoughts and contributions are important to us. No one will be penalized, formally or informally, for voicing a complaint in a reasonable, business-like manner, or for using the problem resolution procedures described below.

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INTERPRETATION OF THIS CODE

      If you have any questions about the meaning or application of any provision of this Code, you should ask your supervisor or your Human Resources representative, or you may address your question directly to the Legal Department.

REPORTING VIOLATIONS

General

      The Company believes that honesty, adherence to high ethical standards and compliance with the law on the part of all of its employees, officers and directors are essential to the Company's success. The employees, officers and directors of the Company share a responsibility to assure that the Company lives up to those values. That includes taking appropriate steps to remedy violations of this Code. If you become aware of any violation of this Code, you should report it promptly to the Human Resources Department, a member of management, a member of the Legal Department, or a member of the Board of Directors.

Accounting or Financial Matters

      If you become aware of any:

o Material violation of the provisions of this Code related to financial reporting and record-keeping;

o Act or practice that you believe may involve a financial or accounting fraud;

o     Violation of the federal securities laws;

o Circumvention or attempt to circumvent the Company's systems of internal controls; or

o Act or practice that may in some other way lead to false or misleading financial reporting by the Company.

you should immediately report the matter to the Chief Financial Officer or to a member of the Board of Directors.

ENFORCEMENT

General

      When any alleged violation of a provision of this Code comes to the attention of officers or employees with responsibility for enforcement of the provision, they must assure that the matter is investigated promptly and appropriate remedial action taken. When appropriate, especially for more serious violations, the persons responsible for enforcement should consult with their supervisors or an attorney in the Legal Department. If there are allegations that the Company, or someone acting on its behalf, has violated, is violating, or is about to violate the law, the Legal Department should be notified immediately.

Directors and executive officers

      Matters that involve directors or executive officers of the Company shall generally be referred to the Board of Directors. Matters involving allegations of financial or accounting impropriety shall be referred to the Chief Financial Officer or the Board of Directors for action. The individual to which any matter is referred shall promptly investigate and take such steps as the individual determines to be proper to resolve the matter, including referral to the full Board of Directors for final action. The individual may call on such resources of the Company, and such outside advisors, as it may require to carry out its responsibilities. If the Board of Directors determines to waive the application of any provision of this Code to a director or executive officer, the Company shall make public disclosure of the waiver not later than its next periodic filing with the Securities and Exchange Commission.

      Violations of this Code including failures to report potential violations by others, will be viewed as a disciplinary matter that may result in personnel action, including termination of employment.